FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 16, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Reports Annual Results for Fiscal Year 2005

•             Revenues Up 3% Led by Theme Park Spending and Real Estate Growth

•             EBITDA Down 5% Impacted by Labour Cost Increases

•             Net Loss Reduced by 35% Reflecting Impact of Restructuring

•             Buzz Lightyear Laser Blast On Track to Open in April 2006

(Marne-la-Vallée, November 16, 2005), Euro Disney S.C.A. (the “Company”), parent company of Euro Disney Associés S.C.A. (“EDA”), operator of Disneyland Resort Paris, reported today financial results for the Company and its consolidated subsidiaries (the “Group”) for the fiscal year ended September 30, 2005.

Revenues increased 3% to a record € 1,076.0 million in fiscal year 2005, reflecting increased spending by theme park visitors and higher real estate development revenues, partially offset by reduced hotel guest spending.  Hotel occupancy reached 80.7% and theme park attendance was 12.3 million.

Net loss decreased by € 50.3 million from € 145.2 million in fiscal year 2004 to € 94.9 million in fiscal year 2005, primarily as a result of the financial and legal restructuring completed in February 2005 (the “Restructuring”) and reduced exceptional charges.  Exceptional charges decreased in the current year due to a one-time gain from forgiveness of debt by The Walt Disney Company (“TWDC”) in connection with the Restructuring compared to the prior-year write-off of equipment related to an attraction that is being replaced with Buzz Lightyear Laser Blast.  Minority interest in losses increased in the current year due to TWDC’s increased investment in EDA under the terms of the Restructuring.

Addressing the results, Karl L. Holz, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“Our year-end results show 2005 to be a transitional year. The Group’s fundamental indicators allow us to remain confident in the future. Moreover, we have started to implement our growth strategy, as defined during the Restructuring. We are determined to honour our commitment to progressively bring the Group back to profitability.

Nonetheless, an important challenge lies ahead for us, which is continuing to control operational costs. Specifically, we must stabilize our labour rates, which have risen twice as fast as the growth rates of our 2005 revenues. To achieve this, we have begun negotiations with our labour unions aimed, primarily, at optimizing the timing of our labour investment with the periods of high guest demand. The objective is to reduce the growth of labour costs while maintaining or even enhancing the guest experience.”

Earnings before minority interest, income taxes, exceptional items, interest, depreciation and amortization (“EBITDA”) decreased from € 122.9 million to € 117.1 million, reflecting increased operating costs, primarily due to increased labour costs, partially offset by revenue growth.  Increased labour costs primarily reflected an increase in wages, including the impact of an increased French minimum wage and a reduction in subsidies related to the early implementation of the 35-hour workweek.  As a percentage of revenues, EBITDA was 11% in fiscal year 2005, and 12% in fiscal year 2004.

The Group generated € 18.4 million of operating cash flow in fiscal year 2005 despite the net loss, since a portion of the Group’s operating expenses consist of non-cash depreciation and amortisation charges.  In comparison to the prior year, operating cash flow decreased € 106.2 million, reflecting the cash payment of fiscal year 2004 royalties and management fees, as well as the payment of 2004 accrued interest on the CDC loans for Walt Disney Studios, both of which had been contractually deferred to fiscal year 2005.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year	Fiscal Year	Variance
(€ in millions)	2005	2004	Amount	%
Revenues	1,076.0	1,048.0	28.0	3%

Costs and expenses	(1,102.9)	(1,071.9)	(31.0)	(3)%

Loss before Financial Charges	(26.9)	(23.9)	(3.0)	(13)%

Net financial charges	(87.9)	(105.7)	17.8	17%

Loss before Exceptional Items	(114.8)	(129.6)	14.8	11%

Exceptional items, net	0.4	(22.3)	22.7	102%

Income tax	(1.1)	—	(1.1)	n/m

Net Loss (before allocation to minority interests)	(115.5)	(151.9)	36.4	24%

Minority interests	20.6	6.7	13.9	207%

Net Loss	(94.9)	(145.2)	50.3	35%

EBITDA AND SEGMENT ANALYSIS

	Fiscal Year		Variance
(€ in millions)	2005	2004	Amount	%
Resort Segment	(33.6)	(25.6)	(8.0)	(31)%
Real Estate Segment	6.7	1.7	5.0	294%
Loss before Financial Charges	(26.9)	(23.9)	(3.0)	(13)%

Plus: Depreciation and amortisation	144.0	146.8	(2.8)	(2)%

EBITDA (1)	117.1	122.9	(5.8)	(5)%
As a percentage of Revenues	11%	12%	—	(1)ppt

(1)       Because of the substantial increase in depreciation and amortisation charges that began in fiscal year 2004 resulting from the consolidation of the special purpose financing companies pursuant to the change in accounting principles as well as the Group’s substantial financial charges attributable to its debt structure, management determined that EBITDA is a key metric to evaluate the periodic performance of the Group’s business.  While management believes that EBITDA is a useful tool for evaluating performance, it is not a measure of financial performance defined under French generally accepted accounting principles, and should not be viewed as a substitute for income (loss) before net financial charges, net income (loss) or operating cash flow in evaluating the Group’s financial results.

OPERATING STATISTICS

The following table provides information regarding the key operating indicators of the Group.

	Fiscal Year		Variance
	2005	2004	Amount	Percent
Theme Park attendance (in millions) (1)	12.3	12.4	(0.1)	(1)%
Theme Park spending per guest (2) (in €)	44.3	42.7	1.6	4%
Hotel occupancy rate (3)	80.7%	80.5%		0.2	ppt
Hotel total spending per room (4) (in €)	179.1	186.6	(7.5)	(4)%

(1)   Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.

(2)  Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.

(3)  Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4)   Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

Theme Park spending per guest and hotel spending per room were affected by a fiscal year 2005 change in the allocation of total vacation package pricing between hotel rooms and Theme Park admissions, with the greater allocation being made to theme park admissions.

Discussion of Components of Operating Results:

REVENUES BY SEGMENT

Revenues of the Group were generated from the following sources:

	Fiscal Year	Fiscal Year	Variance
(€ in millions)	2005	2004	Amount	%
Theme Parks	549.7	531.3	18.4	3%
Hotels and Disney Village	394.6	405.2	(10.6)	(3)%
Other	103.0	99.7	3.3	3%
Resort Segment	1,047.3	1,036.2	11.1	1%

Real Estate Segment	28.7	11.8	16.9	143%

Total Revenues	1,076.0	1,048.0	28.0	3%

Theme Parks revenues increased 3% to € 549.7 million from € 531.3 million in the prior year, as a result of higher per guest spending.  The revenue growth reflected increased admissions, merchandise and food and beverage spending.  Admissions spending was favorably impacted by modest changes in admissions pricing, including an increased allocation of total revenues from resort vacation packages.

Hotels and Disney Village revenues decreased 3% to € 394.6 million from € 405.2 million in the prior year, reflecting a 4% decrease in average daily guest spending per room.  The reduction in average daily guest spending per room includes the impact of a change in the allocation of resort vacation package pricing between hotel rooms and theme park admissions.

Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) increased over the prior year by € 3.3 million to € 103.0 million, reflecting higher transportation and other travel services sold to guests, partially offset by slightly lower participant sponsorship revenues.

Real Estate Segment revenues increased from the prior year due to planned land sales for both residential and commercial purposes, including sales of land to third parties for housing near the Company’s golf course and additions to existing time share and shopping centre properties.

COSTS AND EXPENSES

Costs and expenses of the Group were composed of:

(€ in millions)	Fiscal Year 2005	Fiscal Year 2004 (1)	Variance
			Amount	%
Direct operating costs (2)	697.6	663.5	34.1	5%
Marketing and sales expenses	104.0	112.6	(8.6)	(8)%
General and administrative expenses	97.9	91.3	6.6	7%
Depreciation and amortisation	144.0	146.8	(2.8)	(2)%
Royalties and management fees	59.4	57.7	1.7	3%
Total Costs and Expenses	1,102.9	1,071.9	31.0	3%

(1)              Certain reclassifications have been made to the fiscal year 2004 comparative amounts in order to conform to the fiscal year 2005 presentation.

(2)              Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

INCREASED COSTS AND EXPENSES REFLECT HIGHER LABOUR COSTS

Costs and expenses for fiscal year 2005 increased 3%, reflecting higher direct operating costs and general and administrative expenses, partially offset by reduced marketing and sales costs.   Direct operating costs increased € 34.1 million from the prior year, primarily reflecting the impact of higher labour costs and increased real estate cost of sales due to increased land sales, partially offset by a one-time benefit to business taxes due to the Restructuring.

General and administrative expenses were also higher due to increased labour costs.  Marketing and sales expenses decreased € 8.6 million, reflecting reduced media spending primarily in the first half of fiscal year 2005.

Increased labour costs reflected an increase in wages, including the impact of an increased French minimum wage and a reduction in subsidies related to the early implementation of the 35-hour workweek.  In fiscal year 2005, labour costs and related costs totalled € 427.3 million, an increase of 7% over the fiscal year 2004 amount of € 398.4 million.

Excluding labour costs and the cost of real estate sales, total operating costs decreased from the prior year by € 8.7 million, or 1%.

NET FINANCIAL CHARGES

Net financial charges were composed of:

	Fiscal Year	Fiscal Year	Variance
(€ in millions)	2005	2004	Amount	%
Financial income	3.9	2.8	1.1	39%
Financial expense	(91.8)	(108.5)	16.7	15%
Net Financial Charges	(87.9)	(105.7)	17.8	17%

Net financial charges decreased € 17.8 million to € 87.9 million in fiscal year 2005.  This decrease was primarily attributable to the conversion of debt owed by EDA to subsidiaries of TWDC into equity of EDA as part of the Restructuring and reduced effective interest expense.

EXCEPTIONAL ITEMS, NET AND INCOME TAX

Exceptional Items, Net improved by € 22.7 million compared to the prior year, reflecting a € 10.0 million gain relating to the portion of the line of credit from TWDC that was forgiven as part of the Restructuring and a € 9.2 million loss related to the write-off of equipment within Visionarium, an attraction in Disneyland Park, which was closed in fiscal year 2004 so that the building can house Buzz Lightyear Laser Blast, expected to open in April of 2006.  The Group incurred costs in fiscal years 2005 and 2004 associated with the restructuring of the Group’s debt of € 8.6 million and € 12.6 million, respectively.

Income tax expense reflects non-recurring taxes as a result of changes in the Group’s tax consolidation arising from the Restructuring.  The Group’s unused tax loss carry-forwards approximate € 1 billion at September 30, 2005, and are available to be carried forward indefinitely to offset the tax effect of future income.

MINORITY INTERESTS

Minority interests reflect the ownership of third parties in the financial results of the Company’s subsidiaries. For fiscal year 2004, the minority interests reflected the third-party ownership of the consolidated financing companies. For fiscal year 2005, minority interests reflect the ownership of the financing companies as well as the impact of the Restructuring.

As a result of the Company’s legal and financial restructuring, substantially all of the Company’s assets and liabilities were contributed to an 82% owned subsidiary, EDA.  Subsidiaries of TWDC own the remaining 18% of EDA.  The Restructuring was made effective October 1, 2004 in the Company’s consolidated accounts.  Accordingly, the income statement reflects an allocation of 18% of the losses from EDA’s consolidated net results for the fiscal year 2005 to TWDC subsidiaries as the minority interests of EDA.

NET LOSS

The fiscal year 2005 net loss totalled € 94.9 million compared to a net loss of € 145.2 million in the prior year, reflecting a 35% improvement (€ 50.3 million).

Cash Flows and Liquidity:

Cash and cash equivalents increased by € 156.4 million from the prior year to € 287.7 million as of September 30, 2005. Specifically, this increase in cash and cash equivalents resulted from:

-Cash Flows from Operating Activities	€18.4 million
-Cash Flows used in Investing Activities	€(72.7) million
-Cash Flows from Financing Activities	€210.7 million

Cash flows generated by operating activities decreased € 106.2 million from the prior year to € 18.4 million, reflecting payment of fiscal year 2004 royalties and management fees in fiscal year 2005 and increased interest payments.

Cash flows used in investing activities totalled € 72.7 million, an increase of € 43.9 million from the prior year that primarily reflects capital expenditures related to the projects associated with the € 240 million multi-year development plan approved as part of the Restructuring.

Cash flows generated by financing activities totalled € 210.7 million reflecting € 253.3 million of gross proceeds from the Company’s February 2005 equity rights offering, net of € 17.4 million of commissions and other equity raising costs paid to third-party financial institutions and advisors.  Additionally, the Group repaid € 114.8 million in debt, including € 100.6 million paid through the transfer of debt security deposits held by the Group’s lenders and € 5.0 million paid on the Company’s previous line of credit with TWDC. The Group also paid € 14.4 million in costs related to the renegotiation of its debt agreements in connection with the Restructuring.

As of September 30, 2005, the Group had cash and cash equivalents of € 287.7 million, including € 48.3 million belonging to the consolidated financing companies.  Based on existing cash, liquidity from the undrawn € 150.0 million line of credit from TWDC, and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the Restructuring, management believes the Group has adequate cash and liquidity for the foreseeable future.

The Group has covenants under its debt agreements that limit its investment and financing activities.  Beginning with fiscal year 2006, the Group must meet financial performance covenants that will necessitate earnings growth.  Assuming successful revenue growth from, among other things, the impact of the Group’s multi-year investment program discussed below, the Group anticipates that operating results will be sufficient to meet its covenants.

Adoption of International Financial Reporting Standards:

The Group will be adopting International Financial Reporting Standards (“IFRS”) in fiscal year 2006.  Upon adoption, the Group will prepare an opening balance sheet under IFRS prepared as if the Group had adopted IFRS at the beginning of fiscal year 2005.

Based on the Group’s analysis to date, the Group anticipates that IFRS will change certain line item classifications and disclosures in the Group’s financial statements. Additionally, the depreciation method for fixed assets will be changed to reflect the depreciable lives of predefined components.  The Group will cease to accrue and expense the costs of major renovations in advance, but will instead recognize the capitalisable fixed asset components and non-capitalisable expenses of major renovations when incurred. With regard to the Group’s income statement for fiscal year 2006, the impact of the change to IFRS is not expected to be material.

New Investment Program:

Beginning last year with The Legend of the Lion King Show, the Group launched a program to increase its product offer at both the Disneyland and Walt Disney Studios parks.  For the second half of fiscal year 2005, the Group opened Space Mountain: Mission 2, an exciting new experience to celebrate the 10th anniversary of one of Disneyland Park’s most popular attractions.

For April 2006, the Group plans on opening in Disneyland Park Buzz Lightyear Laser Blast, a ride-through interactive adventure featuring Buzz Lightyear and characters inspired by the Walt Disney Pictures presentation of the Pixar Animation Studios film, Toy Story 2. Buzz enlists guests to help him in the fight against the evil Emperor Zurg. Boarding a space cruiser, the guests spin, twist and turn their way through the galaxy while shooting at Zurg’s bad toy forces with on-board blasters. With each target hit, guests accumulate points that help them rise through the ranks of Buzz Lightyear’s elite squadron and help the universe.

Beginning with fiscal year 2007, exciting new additions are planned in the Walt Disney Studios Park. First, an exciting new land consisting of multiple new attractions, Toon Studios, is scheduled to open. Toon Studios will be followed by the extremely popular and iconic Tower of Terror, scheduled to open in fiscal year 2008.

These attractions are designed to add to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience and thereby driving attendance and occupancy growth as well as increases in guest spending. Total capital spending for the fiscal year 2005 through 2009 attraction program is budgeted at approximately € 240 million, of which approximately € 39 million has been incurred through the end of fiscal year 2005.

Press Contact

Investor Relations

Pieter Boterman	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : sandra.picard.rame@disney.com

Corporate Communication

Béatrice Mathieu-de Lacharrière
Tel: +331 64 74 60 38
Fax: +331 64 74 60 35
e-mail : beatrice.mathieu.de.lacharriere@disney.com

Next Scheduled Release: First Quarter Revenues in January 2006

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney’s shares are listed and trade on Euronext Paris.

Attachments:	Exhibit 1 - Summary Consolidated Balance Sheets
Exhibit 2 - Summary Consolidated Statements of Cash Flows
Exhibit 3 - Reconciliation of Shareholders’ Equity and Minority Interests
Exhibit 4 - Reconciliation of Borrowings

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: November 16, 2005

	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership